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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


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                                                          COMMISSION FILE NUMBER
                                                                       000-25331
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                           NOTIFICATION OF LATE FILING
                                  (Check One):



[X] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

    For period ended: December 31, 2000

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

    For the transition period ended:

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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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     PART I -- REGISTRANT INFORMATION

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     Full Name of Registrant

     CRITICAL PATH, INC.

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     Former Name if Applicable


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     Address of Principal Executive Office (Street and Number)

     532 FOLSOM STREET
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     City, State and Zip Code

     SAN FRANCISCO, CALIFORNIA, CA 94105
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     PART II -- RULE 12b-25 (b) AND (c)

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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [XX] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, Form 10-KSB, 11-K,
20-F, 10-Q, Form 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)

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In February 2001, Critical Path, Inc. (the "Company") announced that it had discovered a number of transactions that had been recorded as revenue in the fourth quarter of 2000 that appeared to be questionable and called into question the Company's previously announced Fourth Quarter and year-end financial results. Subsequently, the Company experienced changes to its senior management team. The investigation of these transactions and related activities including the change in management consumed the resources of the Company's new management and caused a substantial delay in the Company's preparation of its Annual Report on Form 10-K and release of its final results of operations for the year ended December 31, 2000.

As a result of the aforementioned events, the Company has determined that it needs an additional period of time not to exceed the fifteenth calendar day following the prescribed due date of April 2, 2001, to prepare and file its Form 10-K.

     Part IV -- Other Information

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          (1) Name and telephone number of person to contact in regard to this notification

    LAWRENCE P. REINHOLD            (415)                808-8800
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          (Name)                 (Area Code)        (Telephone number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          During the year ended December 31, 2000 the Company experienced substantial growth, including five acquisitions for an aggregate purchase price of approximately $1.3 billion. As a result, the Company anticipates that there will be a significant change in its results of operations for the year ended December 31, 2000 as compared to the year ended December 31, 1999. The Company's results of operations may be affected by the matters referred to in Part III and, thus, no reasonable estimate of these results can be made at this time.


                              CRITICAL PATH, INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: APRIL 2, 2001                    BY: /s/ LAWRENCE P. REINHOLD
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                                               Lawrence P. Reinhold
                                               Executive Vice-President and
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized


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representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


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